JOHN DEERE RECEIVABLES, INC.

Suite 600

1 East First Street

Reno, Nevada 89501

August 14, 2008

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	John Deere Receivables, Inc.
Registration Statement on Form S-3 (File No. 333-151821)

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, John Deere Receivables, Inc., a Nevada corporation (the “Company”), hereby requests that the effective date of the Company’s registration statement on Form S-3 (File No. 333-151821), as amended (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 9:30 a.m., Washington, D.C. time on August 15, 2008, or as soon as practicable thereafter.

The Company acknowledges that should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement. In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement. The Company further acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

John Deere Receivables, Inc.

By: /s/ Thomas C. Spitzfaden

Name: Thomas C. Spitzfaden

Title: Vice President